Exhibit 12.2

UAP HOLDING CORP.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

Fiscal Year Ended 2004
Fixed Charges as Defined:
Interest expense	$60,753
One third of non-cancellable lease rent	13,397

Total fixed charges (A)	$74,150

Earnings as Defined:
Pretax income (loss)	$48,304
Add fixed charges	74,150

Earnings and fixed charges (B)	$122,454

Ratio of earnings to fixed charges (B/A)	1.65x